Media - North America,	Investor Relations
UK/ Western European Press,	Mr. Tony J. Giuliano
German/Central European Press	Chief Financial Officer
Mr. Michael Pilcher	SAND Technology Inc.
President and Chief Operating	tony.giuliano@sand.com
Officer	+1 514 906-4179
SAND Technology Inc.
mike.pilcher@sand.com
+44 779 675 7671

SAND Technology Announces First Quarter Results for Fiscal Year 2012

Montreal, Canada - December 23, 2011: SAND Technology Inc. (OTCBB:SNDTF.OB), the provider of the world’s most advanced columnar database, today reported a net profit for the three months ended October 31, 2011 of $6,769,278, which includes a gain of $8,505,838 on the sale of the Company’s SAP Information Lifecycle Management (ILM) Product Line to Informatica Corporation, on revenues of $600,341 compared to a net loss of $24,730 on revenues of $1,537,530 for the three months ended October 31, 2010.

The Company reported a loss from operations, before foreign exchange, interest and gain on sale of discontinued operations, for the three months ended October 31, 2011 of $1,237,598 compared with a loss from operations, before foreign exchange and interest, for the three months ended October 31, 2010 of $120,210.

Cash flows used in Operating Activities for the three months ended October 31, 2011 amounted to $1,867,638 compared to cash flows used in Operating Activities for the three months ended October 31, 2010 of $80,466. All figures are in Canadian dollars.

About SAND Technology
SAND Technology provides advanced analytics database software for analyzing large amounts of extreme data on-demand while lowering TCO, leveraging existing infrastructure and improving operational performance.

SAND’s software drives solutions for CRM analytics, and specialized applications for government, healthcare, financial services, telecommunications, retail, transportation, and other business sectors. SAND has achieved "Certified for SAP NetWeaver" status and SAND Nearline Integration Controller has achieved "Powered by SAP NetWeaver" status.

SAND Technology has offices in the United States, Canada, the United Kingdom and Central Europe.

SAND Technology, SAND CDBMS, Nucleus, N-Vector, and MPSO are registered trademarks, and SAND/DNA, SAND/DNA Access, SAND/DNA Analytics, SAND/DNA aCRM, SAND Analytic Server, SAND Searchable Archive, SAND Extensible Warehouse, and all related SAND-, SAND/DNA, and Nucleus-based marks and designs, are trademarks of SAND Technology Inc. Other trademarks remain the property of their respective owners.

www.sand.com

Caution Concerning Forward Looking Statements

Certain statements contained in this press release are "forward looking statements" within the meaning of the United States Securities Act of 1934 and of the United States Securities Exchange Act of 1934 and the Private Securities Litigation Reform Act of 1995 or as “forward looking information” under Canadian securities legislation (collectively, “forward looking statements”). The forward-looking statements are intended to be subject to the safe harbour protection provided by these Acts. We have based these forward-looking statements on our current expectations and projections about future results, levels of activity, events, trends or plans. Such forward-looking statements are not guarantees and by their nature are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of SAND to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. All forward looking statements included in this press release are based on current expectations and on information available to SAND on the date of this press release. For a more detailed discussion of these risks and uncertainties and other business risks, see SAND's current Annual Report and SAND's reports to the Securities and Exchange Commission (filed on EDGAR at www.sec.gov) and the Canadian securities authorities (filed on SEDAR at www.sedar.com). You are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date made. Except as required by applicable laws, we undertake no obligation to publicly release the result of any revision of these forward-looking statements to reflect events or circumstances after the date they are made or to reflect the occurrence of unanticipated events.

Financial Highlights

The unaudited interim condensed Consolidated Financial Statements of the Company for three month periods ended October 31, 2011 and 2010 and the Notes thereto are presented in accordance with International Financial Reporting Standards ("IFRS") for interim financial reporting.

As the unaudited interim condensed consolidated financial statements represent the Company’s initial presentation of its results and financial position under International Financial Reporting Standards (“IFRS”), they have been prepared in accordance with IFRS 1, First-time Adoption of International Financial Reporting Standards. Further, the unaudited interim condensed consolidated financial statements have been prepared in accordance with the accounting policies the Company expects to use in its annual financial statements for the year ending July 31, 2012. These policies set out below have been consistently applied to all periods presented unless otherwise noted below.

	Three months ended October 31,
Results of Operations	2011	2010

Revenue	$600,341	$1,537,530

Cost of sales and product support	250,011	283,908

Gross profit	350,330	1,253,622

Operating Expenses
Research and development costs, net	320,002	336,299
Selling, general and administrative	1,267,926	1,037,533
	1,587,928	1,373,832

Loss from operations	(1,237,598)	(120,210)

Foreign exchange loss	482,716	55,574
Interest expense	79,168	90,460
	561,884	146,034

Loss from continuing operations	(1,799,482)	(266,244)
Gain on sale of discontinued operations	8,505,838	-
Earnings from discontinued operations	62,922	241,514

Net income (loss) and comprehensive income (loss)	$6,769,278	$(24,730)

Basic income (loss) per share	$0.35	$(0.00)
From continuing operations	$(0.10)	$(0.02)
From discontinued operations	$0.45	$0.02

Diluted income (loss) per share	$0.25	$(0.00)
From continuing operations	$(0.07)	$(0.02)
From discontinued operations	$0.32	$0.02

Basic weighted average number of common shares	19,116,636	15,889,620
Diluted weighted average number of common shares	27,180,379	15,889,620

	As at October 31,
Financial Position	2011	2010

Cash	$2,805,727	$966,856
Working Capital Surplus (Deficiency)	5,382,539	(967,606)
Total Assets	8,404,224	2,650,193
Total Liabilities	4,485,777	5,110,592
Shareholders' Equity (Deficiency)	3,918,447	(2,460,399)

	Three Months Ended October 31,
Rates of Exchange	2011	2010

At period end - U.S. dollar	$0.9967	$1.0202
Average for the period - U.S. dollar	0.9995	1.0313

At period end - U.K. pound	1.6036	1.6321
Average for the period - U.K. pound	1.5987	1.6183

At period end - Euro	1.3856	1.4155
Average for the period - Euro	1.3957	1.3702

At period end - AUS	1.0541	-
Average for the period - AUS	1.0301	-